File No. [_______]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT

Income eREIT Interval Fund, LLC, Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise For-Sale Housing eFUND – Los Angeles CATM, LLC, Fundrise For-Sale Housing eFUND – Washington DCTM, LLC, Fundrise National For-Sale Housing eFundTM, LLC, Fundrise Opportunity Fund, LP, and Fundrise Advisors, LLC

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036
(202)-584-0550

All Communications, Notices and Orders to:

Paul J. Delligatti, Esq.

David Solander, Esq.
Goodwin Procter LLP

901 New York Avenue, NW

Washington, D.C. 20001

(202)-346-4309

Copies to:

Bjorn J. Hall
Rise Companies Corp.

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036
(202)-584-0550

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Income eREIT Interval Fund, LLC, Fundrise REAL ESTATE INVESTMENT TRUST, LLC, Fundrise EQUITY REIT, LLC, Fundrise Income eREIT II, LLc, Fundrise Income eREIT III, llc, Fundrise Income eREIT 2019, llc, Fundrise Growth eREIT II, llc, Fundrise Growth eREIT III, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise MIDLAND OPPORTUNISTIC REIT, LLC, Fundrise West Coast OPPORTUNISTIC REIT, LLC, Fundrise East Coast OPPORTUNISTIC REIT, LLC, Fundrise FOR-SALE HOUSING eFUND - Los Angeles CATM, LLC, Fundrise FOR-SALE HOUSING eFUND – washington DCTM, LLC, Fundrise National For-Sale HOUSING eFundTM, LLC, Fundrise Opportunity Fund, LP, and Fundrise Advisors, LLC

Bjorn J. Hall

Rise Companies Corp.

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

File No.: [_____________]
Investment Company Act of 1940

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APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT

I.	INTRODUCTION

A.	Requested Relief

Income eREITTM Interval Fund and its related entities identified in Section I.B. below, hereby request an order (the “Order”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by Section 17(d) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17(d) and the rules under the Act (the “Co-Investment Program”). All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and Conditions (defined below) set forth in this Application.

B.	Applicants Seeking Relief

•	Income eREIT Interval Fund, LLC (the “Company”), a limited liability company formed under the laws of the State of Delaware for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that is operated as an “interval fund” pursuant to Rule 23c-3 under the Act;

•	The following investment vehicles, each of which is a separate and distinct legal entity and which may be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) (the “Existing Affiliated Funds”):

o	Fundrise Real Estate Investment Trust, LLC;
o	Fundrise Equity REIT, LLC;
o	Fundrise Income eREIT II, LLC;
o	Fundrise Income eREIT III, LLC;
o	Fundrise Income eREIT 2019, LLC;
o	Fundrise Growth eREIT II, LLC;
o	Fundrise Growth eREIT III, LLC;
o	Fundrise Growth eREIT 2019, LLC;
o	Fundrise Midland Opportunistic REIT, LLC;
o	Fundrise West Coast Opportunistic REIT, LLC;
o	Fundrise East Coast Opportunitsic REIT, LLC;
o	Fundrise For-Sale Housing eFUND – Los Angeles CATM, LLC;
o	Fundrise DC Homes eFUND – Washington DCTM, LLC;
o	Fundrise National For-Sale Housing eFundTM, LLC; and
o	Fundrise Opportunity Fund, LP; and

•	Fundrise Advisors, LLC, the Company’s investment adviser (“FA” and together with the Company, and the Existing Affiliated Funds, “Applicants”), on behalf of itself and its successors.[3]

C.	Defined Terms

“Adviser” means FA together with any future investment adviser that (i) controls, is controlled by or is under common control with FA, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and (iii) is not a Regulated Fund (defined below) or a subsidiary of a Regulated Fund.

“Affiliated Fund” means any Existing Affiliated Funds, any Future Affiliated Fund or any Fundrise Proprietary Account (as defined below).

3 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

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“Board” means the board of directors (or the equivalent) of the applicable Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or a Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Fundrise Proprietary Account” means any direct or indirect, wholly- or majority-owned subsidiary of FA that is formed in the future that, from time to time, may hold various financial assets in a principal capacity.

“Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that may be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, and (c) that intends to participate in the program of co-investments described in the Application.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act and (b) whose investment adviser is an Adviser.

“Independent Director” means a member of the Board of any relevant entity who (i) is not an “interested person” as defined in Section 2(a)(19) of the Act and (ii) has no financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders.

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“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)    in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters;

or

(ii)   in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Company and any Future Regulated Funds.

“Related Party” means any director, officer, employee, or member of an advisory board of the Adviser or any Affiliated Fund or any person (other than a fund managed by the Adviser) who is, within the meaning of Section 2(a)(3)(C) of the Act, an affiliated person of any such person specified in this paragraph, or any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with the Adviser (other than a fund managed by the Adviser), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) of the Act, an affiliated person of any such person specified in this paragraph.

“Required Majority” means a majority of the Independent Directors.

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)    it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)   it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)  it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means any entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) that may be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act.

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II.	APPLICANTS

A.	The Company

The Company was organized as a limited liability company under the laws of the State of Delaware on April 5, 2019 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that operates as an “interval fund” pursuant to Rule 23c-3 under the Act. The Company’s principal place of business is 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036.

The Company has elected to be treated for U.S. Federal tax purposes as a real estate investment trust (“REIT”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to maintain its qualification as a REIT in the future.

The Company’s investment objective is investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes)in a diversified portfolio of real estate and real estate-related investments. Investment decisions for the Company are made by FA in accordance with the policies approved by the Board. The Company has a four-member Board, of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(l 9) (the “Independent Directors”). No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company or real estate investment, other than through an interest (if any) in the securities of the Company.

The Affiliated Funds, described in more detail below, have, or will have, investment objectives and strategies that are similar to the Company’s Objectives and Strategies. To the extent there is an investment that falls within the Objectives and Strategies of the Company and those of the Affiliated Funds, the Company intends to co-invest with the Affiliated Funds.

B.	The Existing Affiliated Funds

The Existing Affiliated Funds were formed as follows:

•	Fundrise Real Estate Investment Trust, LLC, a Delaware limited liability company formed on May 15, 2015;
•	Fundrise Equity REIT, LLC, a Delaware limited liability company formed on June 30, 2015;
•	Fundrise Income eREIT II, LLC, a Delaware limited liability company formed on November 19, 2015;
•	Fundrise Income eREIT III, LLC, a Delaware limited liability company formed on October 5, 2018;
•	Fundrise Income eREIT 2019, LLC, a Delaware limited liability company formed on February 1, 2019;
•	Fundrise Growth eREIT II, LLC, a Delaware limited liability company formed on November 19, 2015;
•	Fundrise Growth eREIT III, LLC, a Delaware limited liability company formed on October 5, 2018;
•	Fundrise Growth eREIT 2019, LLC, a Delaware limited liability company formed on February 1, 2019;
•	Fundrise Midland Opportunistic REIT, LLC, a Delaware limited liability company formed on November 19, 2015;
•	Fundrise West Coast Opportunistic REIT, LLC, a Delaware limited liability company formed on November 19, 2015;

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•	Fundrise East Coast Opportunistic REIT, LLC, a Delaware limited liability company formed on November 19, 2105;
•	Fundrise For-Sale Housing eFUND – Los Angeles CATM, LLC, a Delaware limited liability company formed on November 19, 2015;
•	Fundrise For-Sale Housing eFUND – Washington DCTM, LLC, a Delaware limited liability company formed on November 19, 2015;
•	Fundrise National For-Sale Housing eFundTM, LLC, a Delaware limited liability company formed on March 24, 2017; and
•	Fundrise Opportunity Fund, LP, a Delaware limited liability company formed on June 21, 2018.

The investment objective of the Existing Affiliated Fund is to is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader market. Each Existing Affiliated Fund is a separate and distinct legal entity and may rely on the exclusion from the status as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7). The Existing Affiliated Funds are managed by FA.

In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, none of the Affiliated Funds will be registered under the Act.

C.	FA

FA was organized as a limited liability company under the laws of the state of Delaware and is privately held. FA is registered with the Commission pursuant to Section 203 of the Advisers Act.

The Fundrise Proprietary Accounts may in the future hold various financial assets in a principal capacity. FA has various business lines that it may operate through wholly- or majority-owned subsidiaries. Currently, there are no Fundrise Proprietary Accounts.

FA serves as investment adviser to the Company pursuant to an investment management agreement and also serves as investment adviser to the Existing Affiliated Funds. FA reviews investments with respect to the Company and the Existing Affiliated Funds and determines whether or not the entity should invest in a new portfolio company or real estate investment and, if so, to what extent.

The investment committee of FA currently consists of the following individuals:

•	Benjamin S. Miller – Chief Executive Officer of FA

•	Brandon T. Jenkins – Chief Operating Officer of FA

•	Alex King Davidson – Senior Vice President of Real Estate of FA’s parent company

III.	ORDER REQUESTED

Applicants respectfully request an Order of the Commission under Section 17(d) and Rule 17d-l thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

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The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications (collectively, the “Standard Precedent”), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In section A.1. below, Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In sections A.3. and A.4. below, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

Applicants include FA, which currently manages the Company and several real estate investment trusts, including the Existing Affiliated Funds, with aggregate assets of approximately $558 million as of March 25, 2019. FA manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the Company, the Act.

FA is presented with hundreds of investment opportunities each year on behalf of its clients and FA determines how to allocate those opportunities in a manner that, over time, is fair and equitable to all of its clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 under the Act.

Applicants, including Future Regulated Funds and Affiliated Funds managed by an Adviser, are seeking the relief requested by the Application to permit certain initial investments, Follow-On Investments, and Dispositions as described below.

Applicants discuss the need for the requested relief in greater detail in section III.C. below.

FA has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

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1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Adviser to the relevant Regulated Funds is promptly notified and receives the same information about the opportunity as any other Adviser considering the opportunity for its clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the Adviser to such Regulated Fund receive sufficient information to allow such Adviser’s investment committee to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).4 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Adviser receives such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then current Objectives and Strategies and Board Established Criteria of such Regulated Fund.

(b)	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

4 Representatives from each Adviser to a Regulated Fund will be members of each investment committee or otherwise entitled to participate in each meeting of any investment committee that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant investment committee’s meetings. The allocation memorandum for each Potential Co-Investment Transaction will document the recommendations by the investment committee.

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Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, such Adviser’s investment committee will approve an investment amount to be allocated to each Regulated Fund and/or Affiliated Fund participating in the Potential Co-Investment Transaction. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Adviser’s written allocation policies and procedures, by the Adviser’s investment committee.5 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed and to extent there is excess amount available to invest, a Fundrise Proprietary Account shall be permitted to invest. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders and the Fundrise Proprietary Accounts shall not be permitted to invest.6 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. Applicants represent that the Advisers’ allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process will be monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

5 The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of each Adviser.

6 Each Adviser will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Independent Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Independent Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

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2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when an Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it may be required to obtain additional capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

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(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,7 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Independent Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

7 See note 36, below.

12

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in section III.A.4.b. below and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c) (ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;8 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Independent Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;9 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.10 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

8 See note 34, below.

9 In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

10 However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Independent Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

13

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

B.	Applicable Law

1.	Section 17(d)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.11

11 See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10,1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question...”).

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2.	Rule 17d-l

Rule 17d-l generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-l generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.12 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) is to prevent injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”13

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) was designed to prevent would be addressed and the standards for an order under Rule 17d-1 would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 vis-a-vis each participating Regulated Fund.

12 See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

13 Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

15

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-a-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because the Adviser manages each of the Affiliated Funds and may be deemed to control any Future Regulated Fund and any Future Affiliated Fund, and (ii) the Adviser manages the Company pursuant to its investment advisory agreement. Thus, each of the Affiliated Funds could be deemed to be a person related to Future Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

In addition, because the Fundrise Proprietary Accounts are controlled by FA and, therefore, may be under common control with the Company, any future Advisers, and any Future Regulated Funds, the Fundrise Proprietary Accounts could be prohibited from participating in the Co-Investment Program.

The Applicants acknowledge that some of the Affiliated Funds may not be funds advised by an Adviser because they are Fundrise Proprietary Accounts (i.e., an Adviser investing in a principal capacity). The Applicants further acknowledge that many of the previously ordered exemptive applications seeking similar co-investment relief have been limited to co-investment transactions between a registered investment company and its affiliated funds only.14 The Applicants do not believe these Fundrise Proprietary Accounts should raise issues under the Conditions of this Application because the allocation policies and procedures of the Advisers provide that investment opportunities will be offered to client accounts before they are offered to Fundrise Proprietary Accounts. The Applicants do not believe that the participation of Fundrise Proprietary Accounts in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds that are clients and advised by Advisers. In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds (other than the Fundrise Proprietary Accounts) and Regulated Funds based on each client’s particular Objectives and Strategies and Board-Established Criteria and in accordance with the Conditions. If the aggregate amount recommended by the applicable Advisers to be invested by the Affiliated Funds (other than the Fundrise Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were equal to or more than the amount of the investment opportunity, a Fundrise Proprietary Account would not participate in the investment opportunity. If the aggregate amount recommended by the applicable Advisers to be invested by the Affiliated Funds (other than the Fundrise Proprietary Accounts) and the Regulated Funds in a Potential Co-Investment Transaction were less than the amount of the investment opportunity, a Fundrise Proprietary Account would then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity, up to the excess amount of the investment opportunity.

14 However, see Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31, 2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. Nos. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order), all of which included relief for proprietary accounts.

16

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies to co-invest with affiliated persons.15 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to obtain exemptive relief to permit Applicants to participate in Enhanced Review Follow-Ons and Enhanced Review Dispositions.

Stellus Capital Investment Corporation and its affiliates, Ares Capital Corporation and its affiliates, Apollo Investment Corporation and its affiliates and Oaktree Strategic Income, LLC and its affiliates each previously received exemptive relief consistent with the relief Applicants are requesting herein. Thus, Applicants based the Application on the applications of Stellus Capital Investment Corporation and its affiliates, for which an order was issued on December 4, 2018 (the “Stellus Order”),16 Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the “Ares Order”),17 Apollo Investment Corporation and its affiliates, for which an order was granted on March 29, 2016 (the “Apollo Order”)18 and Oaktree Strategic Income, LLC and its affiliates, for which an order was granted on October 18, 2017 (the “Oaktree Order”).19 Applicants believe that the relief requested herein is consistent with the policy underlying the Stellus Order, the Ares Order, the Apollo Order and the Oaktree Order as well as co-investment relief granted by the Commission to other registered closed-end funds.

15 See, e.g., CM Finance Inc., et al. (File No. 812-14850) Release No. IC-33377 (notice) (Feb. 19, 2019), Release No. IC-33401 (order) (Mar. 19, 2019); Pharos Capital BDC, Inc., et al., (File No. 812-14891) Release No. IC-33372 (notice) (February 8, 2019), Release No. IC-33394 (order) (March 11, 2019); Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); Blackstone Real Estate Income Fund, et al. (File No. 812-14931) Investment Company Act Rel. Nos. 33271 (October 16, 2018) (notice) and 33294 (November 13, 2018) (order); Audax Credit BDC Inc., et al. (File No. 812-14862) Investment Company Act Rel. Nos. 33270 (October 16, 2018) (notice) and 33290 (November 7, 2018) (order); BC Partners Lending Corporation, et al. (File No. 812-14860) Investment Company Act Rel. Nos. 33256 (September 26, 2018) (notice) and 33279 (October 23, 2018) (order); THL Credit, Inc., et al (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); AB Private Credit Investors Corp., et al. (File No. 812-14925) Investment Company Act Rel. Nos. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018) (order); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Alcentra Capital Corporation, et al. (File No. 812 -14760) Investment Company Act Rel. Nos. 33038 (February 28, 2018) (notice) and 33059 (March 27, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14766) Investment Company Act Rel. Nos. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order); Guggenheim Credit Income Fund, et al. (File No. 812-14831) Investment Company Act Rel. Nos. 32960 (January 3, 2018) (notice) and 32996 (January 30, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14582) Investment Company Act Rel. Nos. 32943 (December 19, 2017) (notice) and 32968 (January 16, 2018) (order).

16 Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order).

17 Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32399 (December 21, 2016) (notice), Release No. IC-32427 (January 18, 2017) (order).

18 See Apollo Investment Corporation, et al. (File No. 812-13754) Investment Company Act Rel. Nos. 32019 (March 2, 2016) (notice) and 32057 (March 29, 2016) (order).

19 See Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order).

17

The Commission also has issued orders extending co-investment relief to proprietary accounts.20

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1, the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

20 See Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order).

5 See, e.g., Stellus Capital Investment Corporation, et al. (File No. 812-14855) Release No. IC-33289 (November 6, 2018) (notice), Release No. IC-33316 (December 4, 2018) (order), THL Credit, Inc., et al. (File No. 812-14807) Release No. IC 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); Thrivent Financial for Lutherans, et al. (File No. 812-14838) Release No. IC 33197 (August 9, 2018) (notice) and 33217 (September 5, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Inv. Co. Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Release No. IC 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Release No. IC-32945 (December 20, 2017) (notice), Release No. IC-32969 (January 17, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); Corporate Capital Trust, Inc., et al. Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc. et al. (File No. 812-13844) Investment Company Act Rel. No. 30494 (April 25, 2013) (notice) and 30009 (May 21, 2013) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); and NF Investment Corp., et al. (File No. 812-14472) Investment Company Act Rel. No. 32340 (October 27, 2016) (notice) and 32362 (November 22, 2015) (order).

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A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances, the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Rule 17d-1 should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers, real estate brokers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations And Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

19

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of an Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)          The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)          When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)          If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)          If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Independent Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Independent Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

20

(c)          After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Independent Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)          the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)         the transaction is consistent with:

(A)         the interests of the Regulated Fund’s equity holders; and

(B)          the Regulated Fund’s then-current Objectives and Strategies;

(iii)        the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)          the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)          any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s or a real estate investment’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company or real estate investment so long as: (x) the Independent Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company or real estate investment; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company or real estate investment will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

21

(iv)        the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect21 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e), (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.           Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.           General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,22 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.           Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s or real estate investment’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company or real estate investment will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a)          General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)         the Adviser to such Regulated Fund or Affiliated Fund23 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)         the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)          Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

21 For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

22 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

23 Any Fundrise Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8 (a)(i) and 9(a)(i).

22

(c)          No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)         (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;24 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)         each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)          Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Independent Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)          General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)          the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)          the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and (iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)          Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Independent Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)         the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)         the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1 and records the basis for the finding in the Board minutes.

(c)          Additional Requirements: The Disposition may only be completed in reliance on the Order if:

24 In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

23

(i)          Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)          Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)          Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1;

(iv)          Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial25 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)          No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.          Standard Review Follow-Ons.

(a)          General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)         the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company or real estate investment of the proposed transaction at the earliest practical time; and

(ii)         the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)          No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

25 In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

24

(i)         (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,26 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)         it is a Non-Negotiated Follow-On Investment.

(c)          Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Independent Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Independent Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)          Allocation. If, with respect to any such Follow-On Investment:

(i)         the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)         the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)          Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.          Enhanced Review Follow-Ons.

(a)          General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)         the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company or real estate investment of the proposed transaction at the earliest practical time;

26 To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

25

(ii)         the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)         the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)          Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Independent Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)          Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)         Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)         Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Rule 17d-1;

(iii)         Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)          No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a) (3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)          Allocation. If, with respect to any such Follow-On Investment:

(i)         the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

26

(ii)         the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)          Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.          Board Reporting, Compliance and Annual Re-Approval

(a)          Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)          All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)          Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d)          The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.          Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were subject to Section 57 of the Act and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.          Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.          Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

27

14.          Transaction Fees.27 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by an Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or (iii) in the case of the Adviser, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.          Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

16.          Proprietary Accounts. The Fundrise Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate demand from the Regulated Funds and the other Affiliated Funds is less than the total investment opportunity.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Bjorn J. Hall
Rise Companies Corp.

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036
(202)-584-0550

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Paul J. Delligatti, Esq.

David Solander, Esq.
901 New York Avenue, NW

Washington, D.C. 20001

(202)-346-4309

27 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

28

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 11th day of June 2019.

Income eREIT Interval Fund, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Real Estate Investment Trust, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Equity REIT, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Income eREIT II, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Income eREIT III, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

29

Fundrise Income eREIT 2019, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Growth eREIT II, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Growth eREIT III, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Growth eREIT 2019, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Midland Opportunistic REIT, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise West Coast Opportunistic REIT, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise East Coast Opportunistic REIT, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

30

Fundrise For-Sale Housing eFUND – Los Angeles CATM, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise For-Sale Housing eFUND – Washington DCTM, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise National For-Sale Housing eFundTM, LLC

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Opportunity Fund, LP

By: Fundrise Advisors, LLC, its manager

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

Fundrise Advisors, LLC

By:	/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Title:	Chief Executive Officer

31

APPENDIX A

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of June 11, 2019, for and on behalf of Income eREIT Interval Fund, LLC, Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise For-Sale Housing eFUND – Los Angeles CATM, LLC, Fundrise For-Sale Housing eFUND – Washington DCTM, LLC, Fundrise National For-Sale Housing eFundTM, LLC, Fundrise Opportunity Fund, LP, and Fundrise Advisors, LLC, that he is the Chief Executive Officer of Fundrise Advisors, LLC, the Manager of Income eREIT Interval Fund, LLC, Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise For-Sale Housing eFUND – Los Angeles CATM, LLC, Fundrise For-Sale Housing eFUND – Washington DCTM, LLC, Fundrise National For-Sale Housing eFundTM, LLC, and Fundrise Opportunity Fund, LP, and he is the Chief Executive Officer of Fundrise Advisors, LLC, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Benjamin S. Miller
Name:	Benjamin S. Miller
Date:	June 11, 2019

32

APPENDIX B

Resolutions of Income eREIT Interval Fund, LLC

RESOLVED, that the Managers or officers of the Company be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Company, an exemptive application to the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

RESOLVED, that the Managers or officers of the Company be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Company any such other documents or instruments, as they deem appropriate or advisable in furtherance of the foregoing resolutions, his, her or its authority to be conclusively evidenced by the taking of any such actions.

RESOLVED, that all actions taken and all agreement, certificates, assignments, instruments or other documents executed, delivered, or filed from the date of formation of the Company through the date hereof by the Member, Managers or other authorized persons of the Company in the name of and on behalf of the Company, in connection with, and consistent with, any of the foregoing resolutions be, and they hereby are, approved, ratified and confirmed.

(Approved by written consent of the sole Member on June 11, 2019)

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